Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-131716

PROSPECTUS SUPPLEMENT NO. 8

to prospectus dated July 27, 2006, as amended on April 9, 2007

10,250,000 Shares

Common Stock

The following information supplements the prospectus dated July 27, 2006, as amended on April 9, 2007, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 10,250,000 shares of our common stock. This prospectus supplement includes our Current Report on Form 8-K, which was filed with the U.S. Securities and Exchange Commission on June 21, 2007.

The information contained in such report is dated as of the date of such report. This prospectus supplement should be read in conjunction with the prospectus dated July 27, 2006, as amended on April 9, 2007, and prior prospectus supplements, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated July 27, 2006, as amended on April 9, 2007, including any supplements or amendments thereto.

Investing in the shares involves risks and uncertainties. See “Risk Factors” beginning on page 10 of the prospectus dated July 27, 2006, as amended on April 9, 2007, and the risk factors included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 21, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 20, 2007

GEOMET, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-52155	76-0662382
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

909 Fannin, Suite 1850

Houston, Texas 77010

(Address of Registrant’s Principal Executive Offices)

(713) 659-3855

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On June 20, 2007, GeoMet, Inc. issued a press release announcing the Virginia Supreme Court overturned the order of May 23, 2007 issued by the Circuit Court of Buchanan County, Virginia to the extent it granted injunctive relief and conditions of suspension regarding the transportation of gas through GeoMet’s 12-mile pipeline. The portion of the lower court ruling declaring that CNX has the exclusive right to transport gas over the leased property was not disturbed by the Supreme Court’s actions and the case was remanded to the Circuit Court for further proceedings. As a result, GeoMet may continue to transport gas through its 12-mile pipeline without the obligation to escrow any proceeds from the sale of gas transported through the pipeline, without posting a bond, and without removing its 12-mile pipeline. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The following exhibit is furnished as part of this Current Report on Form 8-K:

Exhibit No.	Description

99.1	Press release dated June 20, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GeoMet, Inc.

Date: June 21, 2007	By:	/s/ William C. Rankin
William C. Rankin
Executive Vice President, Chief Financial Officer and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release dated June 20, 2007

Exhibit 99.1

Virginia Supreme Court Issues Ruling Favorable to GeoMet,

Vacates and Remands Trial Court Injunction in Pipeline Dispute

Houston, Texas – June 20, 2007 – GeoMet, Inc. (NASDAQ: GMET) announced that the Virginia Supreme Court today overturned the order of May 23, 2007 issued by the Circuit Court of Buchanan County, Virginia to the extent it granted injunctive relief and conditions of suspension regarding the transportation of gas through GeoMet’s 12 mile pipeline. GeoMet’s 12 mile pipeline moves gas produced from its Pond Creek field to the Jewell Ridge lateral pipeline operated by East Tennessee Natural Gas.

In overturning these portions of the lower court ruling, the Virginia Supreme Court noted that the Circuit Court’s interlocutory order granted relief that CNX Gas Company, LLC (“CNX”) had not requested, failed to consider the factors necessary for injunctive relief, failed to comply with Virginia requirements that the duration of a temporary injunction be fixed, and failed to comply with Virginia requirements regarding the posting of a bond.

As a result, GeoMet may continue to transport gas through its 12 mile pipeline without the obligation to escrow any proceeds from the sale of gas transported through the pipeline, without posting a bond, and without removing its 12 mile pipeline. The portion of the lower court ruling declaring that CNX has the exclusive right to transport gas over the leased property was not disturbed by the Supreme Court’s actions today and the case was remanded to the Circuit Court for further proceedings. GeoMet intends to appeal the remaining portion of the May 23 order as soon as practicable.

About GeoMet, Inc.

GeoMet, Inc. is an independent energy company engaged in the exploration for and development and production of natural gas from coal seams. Our principal operations and producing properties are located in the Cahaba Basin in Alabama and the Central Appalachian Basin in West Virginia and Virginia. We also control additional oil and gas and coalbed methane development rights, principally in Alabama, British Columbia, Colorado, Louisiana, Virginia, and West Virginia.

For more information please contact Stephen M. Smith at (713) 287-2251 or ssmith@geometcbm.com or visit our website at www.geometinc.com.

Forward Looking Statements Notice

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are our estimate of the sufficiency of our existing capital sources, our ability to raise additional capital to fund cash requirements for future operations, the uncertainties involved in estimating quantities of proved oil and natural gas reserves, in prospect development and property acquisitions and in projecting future rates of production, the timing of development expenditures and drilling of wells, and the operating hazards attendant to the oil and gas business. In particular, careful consideration should be given to cautionary statements made in the various reports the GeoMet has filed with the Securities and Exchange Commission. GeoMet undertakes no duty to update or revise these forward-looking statements.